# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figure Technology Solutions, Inc., CIK 0002064124
CUSIP: 349381103
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 WEST LIBERTY ST., SUITE 600, RENO, Nevada (NV), 10018
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001697450

## Reporting persons
- Ribbit Capital IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 11,253,191; shared voting power 0; sole dispositive power 11,253,191; shared dispositive power 0; aggregate amount beneficially owned 11,253,191 (6.4% of the class)
- Ribbit Capital GP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 11,253,191; shared voting power 0; sole dispositive power 11,253,191; shared dispositive power 0; aggregate amount beneficially owned 11,253,191 (6.4% of the class)
- Ribbit Capital GP IV, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 11,253,191; shared voting power 0; sole dispositive power 11,253,191; shared dispositive power 0; aggregate amount beneficially owned 11,253,191 (6.4% of the class)
- Meyer Malka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,253,191; shared voting power 0; sole dispositive power 11,253,191; shared dispositive power 0; aggregate amount beneficially owned 11,253,191 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Figure Technology Solutions, Inc.
Address of issuer's principal executive offices: 100 WEST LIBERTY ST., SUITE 600 RENO, NV, 10018

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Ribbit Capital IV, L.P., a Cayman Islands exempted limited partnership ("Fund IV"), Ribbit Capital GP IV, L.P., a Cayman Islands exempted limited partnership ("GP IV"), Ribbit Capital GP IV, Ltd., a Cayman Islands limited company ("UGP IV"), and Meyer Malka ("Malka"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

c/o Ribbit Capital Management
364 University Avenue
Palo Alto, California 94301
Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,253,191 shares of Class A Common Stock are held directly by Fund IV, for itself and as nominee for Ribbit Founder Fund IV, L.P. ("FF IV"). Meyer Malka is the sole director of UGP IV, which is the general partner of GP IV, which is the general partner of Fund IV and FF IV and may be deemed to have sole power to vote and dispose of these shares.
Percent of class: The shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 6.4% of the outstanding Class A Common Stock of the Issuer, based upon 175,348,441 shares of Class A Common Stock outstanding following the closing of the Issuer's initial public offering as disclosed in the Form 424B4 prospectus filed with the Securities and Exchange Commission on September 11, 2025 (after giving effect to the full exercise of the over-allotment option described therein).
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: FF IV has ownership interests in the shares held directly by Fund IV, but does not own shares of Class A Common Stock directly and does not have voting or dispositive power over the shares of Class A Common Stock held directly by Fund IV. Under certain circumstances, set forth in the limited partnership agreement of Fund IV and the memorandum and articles of association of UGP IV, the general and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a general partner, limited partner, member or director.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ribbit Capital IV, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner of General Partner (11/14/2025)
- Ribbit Capital GP IV, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner (11/14/2025)
- Ribbit Capital GP IV, Ltd.: /s/ Meyer Malka, Meyer Malka, Director (11/14/2025)
- Meyer Malka: /s/ Meyer Malka, Meyer Malka (11/14/2025)